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         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G

      Under the Securities Exchange Act of 1934

               (Amendment No. 3)

                Mark VII, Inc.
                (Name of Issuer)

                     Common
          (Title of Class of Securities)
                 570414 10 2
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

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CUSIP No. 570414 10 2
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    RCM Capital Management, L.L.C.   94-3244780
    RCM Limited L.P.                 94-3004387
    RCM General Corporation          94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]               (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

    RCM Capital Management, L.L.C. - DE Limited Liability Co.
    RCM Limited L.P. - CA Limited Partnership
    RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER             516,500
6 SHARED VOTING POWER           -0-
7 SOLE DISPOSITIVE POWER        593,500
8 SHARED DISPOSITIVE POWER      10,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    603,500

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    13.1%
12
TYPE OF REPORTING PERSON*

    RCM Capital Management, L.L.C. -IA,OO
    RCM Limited L.P. - PN,HC
    RCM General Corporation - CO,HC

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Item 1(a) Name of Issuer:

    Mark VII, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

    10100 N.W. Executive Hill Blvd.
    Kansas City, Missouri  64153

Item 2(a) Name of Person Filing:

    RCM Capital Management, L.L.C.
    RCM Limited L.P.
    RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:

    Four Embarcadero Center, Suite 2900
    San Francisco, California  94111

Item 2(c) Citizenship:

    RCM Capital Management, L.L.C. - DE Limited Liability Co.
    RCM Limited L.P. - CA Limited Partnership
    RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

    Common

Item 2(e) CUSIP Number:

    570414 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

    See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

    Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

    See Exhibit A.

Item 8.  Identification and Classification of Members of the
Group.

    Not Applicable.

Item 9. Notice of Dissolution of Group.

    Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By  /s/ Susan C. Gause
Susan C. Gause
Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL MANAGEMENT, L.L.C.

By  /s/ Susan C. Gause                 January 30, 1997
    Susan C. Gause
    Chief Financial Officer

RCM LIMITED L.P.

By  /s/ Michael J. Apatoff             January 30, 1997
    Michael J. Apatoff
    Chief Operating Officer

RCM GENERAL CORPORATION

By  /s/ William L. Price               January 30, 1997
    William L. Price
    Chairman

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EXHIBIT A

RCM Capital Management, L.L.C. ("RCM Capital") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

RCM Limited L.P. ("RCM Limited") is the Managing Agent of RCM Capital. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities Exchange Act of 1934 (the "Act"). RCM Limited has beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM Limited may be deemed to have beneficial ownership of securities beneficially owned by RCM Capital.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, the Managing Agent of RCM Capital. RCM General has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent RCM General may be deemed to have beneficial ownership of securities beneficially owned by RCM Capital.

RCM Capital, RCM Limited, and RCM General are filing a joint statement on
Schedule 13G under the Act in connection with the common stock of Mark VII, Inc.

RCM Capital, RCM Limited, and RCM General are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

RCM CAPITAL MANAGEMENT, L.L.C.

By  /s/ Susan C. Gause                 January 30, 1997
    Susan C. Gause
    Chief Financial Officer

RCM LIMITED L.P.

By  /s/ Michael J. Apatoff             January 30, 1997
    Michael J. Apatoff
    Chief Operating Officer

RCM GENERAL CORPORATION

By  /s/ William L. Price               January 30, 1997
    William L. Price
    Chairman